ADVANTAGE
ENERGY INCOME FUND
Petro-Canada Centre, West Tower
31[illegible] 6th Avenue SW
Ca[illegible]
T:
w[illegible]



July 5, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

July 5, 2006 – Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140


SEC MAIL
RECEIVED
JUL 07 2006
WASH, D.C.
199
PROCESSING
SECTION


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

July 5, 2006

Advantage Announces Distribution

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – July 5, 2006 - Advantage Energy Income Fund ("Advantage") announces that the cash distribution for the month of July will be $0.20 per Unit. The reduction in the monthly distribution rate is primarily the result of recent weakness in natural gas prices caused by an abnormally mild winter in the United States which has left natural gas storage at record levels. Canadian spot market natural gas prices have declined from over $12.00 per mcf in late 2005 to current levels of under $6.00 per mcf. The revised distribution level represents an annualized yield of 12.6% based on the July 5, 2006 closing price of $18.98 per Unit.

The distribution will be payable on August 15, 2006 to Unitholders of record at the close of business on July 31, 2006. The ex-distribution date is July 27. The cash distribution is based on approximately 94.7 million Units currently outstanding.

The CDN$0.20 per Unit is equivalent to approximately US$0.18 per Unit if converted using a Canadian/US dollar exchange rate of 1.11. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

Advisory

BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.